UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

CRIMSON EXPLORATION INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22662K207

(CUSIP Number)

May 8, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662K207

1.	Names of Reporting Persons. EXCO Resources, Inc. I.R.S. Identification Nos. of above persons (entities only) 74-1492779

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 750,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 750,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.4%

12.	Type of Reporting Person (See Instructions) CO

This Schedule 13G (the “Schedule 13G”) is being filed by EXCO Resources, Inc. (“EXCO”) to report the ownership of more than 5% of the common stock, $0.001 par value (the “Common Stock”), of Crimson Exploration Inc. (the “Issuer”).  The beneficial ownership reported in this Schedule 13G assumes that at May 9, 2007, there were 4,085,031 shares of the Issuer’s Common Stock outstanding.  This figure is based upon the sum of (1) 3,335,031 shares of Common Stock outstanding as reported in the Issuer’s Amendment Number 1 to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 13, 2007 and (2) 750,000 shares of Common Stock issued by the Issuer to EXCO on May 8, 2007 pursuant to that certain Membership Interest Purchase and Sale Agreement, dated May 8, 2007, between Issuer, Crimson Exploration Operating, Inc. and EXCO.

Item 1.
	(a)	Name of Issuer Crimson Exploration Inc.
	(b)	Address of Issuer’s Principal Executive Offices 717 Texas Avenue, Suite 2900 Houston, Texas 77002

Item 2.
	(a)	Name of Person Filing EXCO Resources, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 12377 Merit Drive, Suite 1700, LB 82 Dallas, Texas 75251
	(c)	Citizenship EXCO Resources, Inc. is a Texas corporation
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 22662K207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 750,000 of Issuer’s Common Stock
(b) Percent of class: 18.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 750,000
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 750,000
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, EXCO certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2007

EXCO RESOURCES, INC.

By:	/s/ J. Douglas Ramsey
J. Douglas Ramsey, Ph.D.
Vice President and Chief Financial Officer